# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPAR Group, Inc., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 EAST BOULEVARD, 110 EAST BOULEVARD, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 10/07/2026
Amends the filing with accession number 0000910680-99-000241
Filed by CIK 0001090394
Persons authorized to receive notices and communications: Robert G. Brown, 123 Sunesta Cove Drive, Palm Beach Gardens, Florida (FL), 33418, (561) 631-8278

## Reporting persons
- BROWN ROBERT G/ (CIK 0001090394): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,778,709; shared voting power 3,538,194; sole dispositive power 1,778,709; shared dispositive power 3,538,194; aggregate amount beneficially owned 5,316,903 (18.7% of the class); the aggregate amount excludes certain shares
  Comment: 4. see Item 3 and prior Schedule 13D, and
  12. see Item 5.
- SPAR Business Services Inc (CIK 0001944320): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 538,194; sole dispositive power 0; shared dispositive power 538,194; aggregate amount beneficially owned 538,194 (1.9% of the class)
  Comment: 4. see Item 3 and prior Schedule 13D
  
  SBS holds the shares in its own account. Brown, its sole director and 100% owner, shares power to direct their vote and disposition. SBS reports its own beneficial ownership on this cover page while joining the three-person reporting group.
- Innovative Global Technologies, LLC (CIK 0002024635): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (10.6% of the class)
  Comment: 4. see Item 3 and prior Schedule 13D
  
  IGT holds the shares in its own account. Brown, its Managing Director, has authority to vote and direct disposition of the shares, but holds no equity interest in IGT. The powers are reported as shared with IGT.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: SPAR Group, Inc.
Address of issuer's principal executive offices: 110 EAST BOULEVARD, 110 EAST BOULEVARD, CHARLOTTE, North Carolina (NC), 28203
Comment:
This Amendment No. 12 updates the joint Schedule 13D of Robert G. Brown, Spar Business Services, Inc. and Innovative Global Technologies, LLC. It corrects beneficial ownership attribution and reports their holdings as of October 7, 2026. The October 7 cover date is not presented as the date of a new purchase or sale.

This Amendment No. 12 amends and supplements the Schedule 13D originally filed July 19, 1999, most recently amended by Amendment No. 11 filed August 12, 2024 (the Schedule 13D). The Reporting Persons are Robert G. Brown ("Brown"), Spar Business Services, Inc. ("SBS") and Innovative Global Technologies, LLC ("IGT"). This amendment reports facts current through October 7, 2026. Except as expressly updated, earlier statements remain historical and are not repeated here.

This statement relates to the common stock, par value $0.01 per share (Common Stock), of SPAR Group, Inc. (Issuer), a Delaware corporation. Its principal executive offices are at 110 East Boulevard, Suite 1600, Charlotte, North Carolina 28203. The CUSIP is 784933103.

## Item 2. Identity and Background
Name of person filing: Robert G. Brown
Residence or business address: Brown is a United States citizen at 123 Sunesta Cove Drive, Palm Beach Gardens, Florida 33418.
Present principal occupation or employment: His principal occupation is President of SPAR InfoTech, Inc. Brown is the sole director and 100% owner of SBS, a Nevada corporation that provides business services. SBS has its principal office at 7711 North Military Trail, Suite 1000, West Palm Beach, Florida 33410. Brown is Managing Director of IGT, a Nevada limited liability company at the same address that develops software using artificial intelligence. He has authority to vote and direct the disposition of IGT's Common Stock but no equity interest in IGT. The Reporting Persons have identified no additional directors, executive officers, managers or control persons requiring disclosure under this Item.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding described in Item 2(d).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order of the type described in Item 2(e).
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No new acquisition is reported in this amendment. The sources of funds and other consideration for shares previously acquired are as described in the Schedule 13D, including the shares issued to SBS pursuant to the 2022 CIC Agreement. The September 25, 2025 Form 4 described a correction of an incorrect allocation between reporting lines, rather than a purchase for cash.

## Item 4. Purpose of Transaction
Purpose of transaction:
This amendment corrects and updates the Reporting Person's beneficial ownership. The Reporting Persons have no current plan or proposal of the kind listed in Item 4(a) through (j), other than the contractual board designation rights described below.

On May 1, 2026, the Issuer, Brown and SBS entered into a Settlement Agreement and Release and a separate CIC Side Agreeement. Among those parties only, the CIC Side Agreement treats the January 28, 2022 Change of Control, Voting and Restricted Stock Agreeement as continuing through January 28, 2028 with the specified modifications, including Brown's right to designate up to two directors. The agreeements, incorporated by reference in Item 7, govern their own terms. The May 2026 side agreement does not bind nonsignatories to the January 2022 agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) The Issuer reported 28,398,560 shares outstanding on August 6, 2026 in its Form 10-Q filed August 13, 2026. Based on that denominator and the Reporting Persons' account balances as of October 7, 2026, the three persons hold 5,316,903 nonduplicative shares, or approximately 18.72% of the class. Each entity reports only its own shares in row 11, while Brown also reports the shares of SBS and IGT over which he shares voting and disposition power.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting person Sole vote and sale Shared vote and sale Beneficially owned Class
Robert G. Brown 1,778,709 3,538,194 5,316,903 18.72%
SBS 0 538,194 538,194 1.90%
IGT 0 3,000,000 3,000,000 10.56%
Brown personally holds 1,778,709 shares; SBS holds 538,194; and IGT holds 3,000,000. Brown shares voting and dispositive power over SBS's and IGT's shares through his stated roles. He owns no IGT equity. The individual reporting-person totals are not added together because doing so would double count the entity shares.

Jean Brown separately holds 45,000 shares and alone votes and directs disposition of them. Brown disclaims beneficial ownership of those shares, and Jean is not a member of this reporting group. No shares of the SP/R, Inc. Defined Benefit Pension Trust are included. Brown is not its trustee and has no voting or disposition authority over its shares; the trustee alone votes those shares. The Reporting Persons have no arrangement with the trustee to act together concerning the Common Stock.

The 2024 Amendment No. 11 included Jean's and the pension trust's shares in its reported aggregate notwithstanding its disclaimers. This amendment excludes them based on the absence of Brown's voting or dispositive authority. It also replaces the earlier SBS balance of 1,065,538 with its confirmed current balance of 538,194. The September 25, 2025 Form 4 reported a correction of an incorrect allocation, moving 454,355 shares from SBS's indirect reporting line to Brown's direct reporting line. That reporting-line correction is not described here as a new acquisition or sale.
Transactions in the class effected during the past sixty days: During the 60 days before this amendment is filed on October 7, 2026, through the time of filing, none of the Reporting Persons effected a transaction in Common Stock.
Other persons with the right to receive dividends or sale proceeds: Brown receives dividends and sale proceeds on his personally held shares. SBS receives dividends and sale proceeds on the shares held in its account. IGT alone receives or directs dividends and sale proceeds on the shares held in its account. Brown has no equity interest in IGT and does not receive its sale proceeds by virtue of his managerial authority.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Brown and IGT each remain above five percent. SBS is below five percent individually and joins this amendment as a member of the reporting group.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Brown, SBS and IGT act together under an informal, unwritten arrangement regarding their Common Stock. They have no separate written group or voting agreement. Brown directs the vote and disposition of SBS's and IGT's shares through the roles stated in Items 2 and 5. Jean Brown and the pension trustee do not participate in this arrangement. Brown reports no current arrangement or understanding with William H. Bartels to act together concerning the Common Stock.

The January 28, 2022 CIC Agreement was entered into by the Issuer, Brown, SBS, SPAR Administrative Services, Inc. and Bartels. The May 1, 2026 Settlement Agreement and CIC Side Agreement were entered into by the Issuer, Brown and SBS. The side agreement is a separate agreement among its signatories and states that it is not a formal amendment binding nonsignatories to the 2022 CIC Agreement. These filed agreements govern their terms and are incorporated by reference below. The joint filing agreement attached as Exhibit 99.1 concerns filing only and confers no additional power over another person's shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Joint Filing Agreement among Brown, SBS and IGT, executed with this amendment.
Incorporated January 28, 2022 CIC Agreement, Exhibit 10.1 to Issuer Form 8-K filed January 28, 2022, accession 0001437749-22-001867.
Incorporated May 1, 2026 Settlement Agreement and CIC Side Agreement, Exhibits 10.1 and 10.4 to Issuer Form 8-K filed May 5, 2026, accession 0001437749-26-014906.

## Signatures
- BROWN ROBERT G/: /s/ Robert G. Brown, Robert G. Brown (10/07/2026)
- SPAR Business Services Inc: /s/ Robert G. Brown, SPAR Business Services, Inc., by Robert G. Brown, Sole Director (10/07/2026)
- Innovative Global Technologies, LLC: /s/ Robert G. Brown, Innovative Global Technologies, LLC, by Robert G. Brown, Managing Director (10/07/2026)